Exhibit 99.1

Royal Caribbean Cruises Ltd. and Ctrip Announce Joint Venture through SkySea Cruises

Shanghai, November 21, 2014 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) and Ctrip.com International Ltd. (NASDAQ: CTRP) today announced that they have agreed to form a strategic partnership through SkySea Cruises, a joint venture which is designed to serve the Chinese cruise market.  Royal Caribbean and Ctrip will each own 35% of the new company, with the balance being owned by SkySea management and a private equity fund. The transaction is expected to close before the end of November.

“We look forward to working with Ctrip, a Chinese travel leader, to build a national cruise line for China,” said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. “SkySea Cruises represents an important strategic milestone in our expansion efforts in the Chinese market.”

“Our partnership with Royal Caribbean Cruises Ltd. will allow us to bring the very best cruise vacations tailor-made for Chinese travelers,” said Min Fan, chairman and chief executive officer of SkySea Cruises. “We expect SkySea cruises to be an integral part of China’s fast growing cruise market.”

The new cruise line will begin service in the middle of 2015 and will operate with one ship. The venture anticipates the potential for additional vessels to be added over time. Sales and marketing activities have commenced.

About Royal Caribbean Cruises Ltd.

Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) is a global cruise vacation company that owns Royal Caribbean International, Celebrity Cruises, Pullmantur, Azamara Club Cruises and CDF Croisières de France, as well as TUI Cruises through a joint venture.  Together, these six brands operate a combined total of 42 ships with an additional 7 under construction contracts.  They operate diverse itineraries around the world that call on approximately 490 destinations on all seven continents. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com, www.pullmantur.es, www.azamaraclubcruises.com, www.cdfcroisieresdefrance.com, or www.rclinvestor.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip aggregates comprehensive travel related information and offers its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip enables business and leisure travelers to make informed and cost-effective bookings.  It also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com